SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------


                             SZM DISTRIBUTORS, INC.
                    -----------------------------------------
                            (Name of Subject Company)


                    Common Stock, $.001, par value per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                    785127101
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Irwin L. Gross
                                President and CEO
                         1811 Chestnut Street, Suite 120
                        Philadelphia, Pennsylvania 19103
                                 (215) 972-8191
     -----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                 ---------------

                                 With a copy to:

                            Adam S. Gottbetter, Esq.
                           Gottbetter & Partners, LLP
                               488 Madison Avenue
                               New York, NY 10022
                                 (212) 400-6900

                             SZM DISTRIBUTORS, INC.
                         1811 Chestnut Street, Suite 120
                        Philadelphia, Pennsylvania 19103


                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934



This Information Statement is being furnished to holders of record of shares of common stock, par value $.001 per share (the "Common Stock"), of SZM Distributors, Inc., a Nevada corporation (the "Company" or "SZMD") on December 19, 2003, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

         On December 9, 2003, there were 42,665,924 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on the election of directors.

The Company has recently entered into an agreement relating to a transaction which will ultimately result in the election of the majority of the Board of Directors of the Company. The following is a brief summary of this transaction.

         The Company entered into an Agreement and Plan of Merger (the "Agreement") dated November 12, 2003 with TNX Television, Inc. ("TNX"), a Delaware corporation and SZMD Acquisition II, Inc. ("Acquisition Subsidiary"), a Delaware corporation. Acquisition Subsidiary was a wholly owned subsidiary of the Company prior to the transaction. The transactions contemplated by the Agreement were completed on November 13, 2003.

         Upon the closing of the merger contemplated by the Agreement (the "Merger"), TNX's former shareholders exchanged 25,136,709 issued and outstanding shares of the TNX Common Stock for 28,681,253 newly issued shares of the Company's common stock (the "Merger Shares"). As a result of the Merger, the former shareholders acquired direct and beneficial ownership and control of the Merger Shares. These newly issued Merger Shares now comprise 67% of the Company's outstanding common stock.

         At the closing of the transaction, all of the Company's Board of Directors and executive officers resigned and the Board of Directors of and executive officers of TNX were appointed to the vacated positions. The new directors of the Company are Stephen J. Ollier, Nicholas Rogerson, S. Lance Silver, Howard Silverstone and Irwin L. Gross. These new directors will take office ten days after the date of this Information Statement. The new executive officers of the Registrant are as follows: CEO and President Irwin L. Gross, Secretary and CFO David N. Shevrin, Chairman of the Board Irwin L. Gross.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Security Ownership of Certain Beneficial Owners

The following information relates to those persons known to the Company to be the beneficial owner of more than five percent (5%) of the Common Stock, par value $.001 per share, the only class of voting securities of the Company outstanding as of December 9, 2003.

Name and                                                               Amount and
Title of                         Address of                            Nature of                     Percentage
Class                            Beneficial Owner                      Beneficial Ownership(1)       of Class(2)
----------------------------------------------------------------------------------------------------------------
Common Stock, par                Global Technologies, Ltd.(3)           5,863,301 shares               13.7%
value $.001 per share            1811 Chestnut Street, Suite 120
                                 Philadelphia, PA 19103

Common Stock, par Platinum       Partners Global Macro                  3,370,177 shares                7.9%
value $.001 per share            Fund LP(4)
                                 242 W. 57th Street 54th Floor
                                 New York, NY 10019

Common Stock, par Platinum       Partners LP(5)                         3,370,177 shares                7.9%
value $.001 per share            242 W. 57th Street, 54th Floor
                                 New York, NY 10019

Common Stock, par                Royal Hill Company B V                12,428,592 shares               29.1%
value $.001 per share            30 Fairholt Road
                                 London N16 5HW

Common Stock, par Belgravia      Investment Partners, LP(6)             4,839,829                      11.4%
value $.001 per share            1811 Chestnut Street, Suite 120
                                 Philadelphia, PA 19103


----------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Equity shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 42,665,924 equity shares issued and outstanding as of December 9, 2003.

(3) Mr. Gross has sole voting and dispositive power.

(4) Includes 1,165,181 shares of its affiliate, Platinum Partners LP. Also includes 485,492 shares pledged to Platinum Partners Global Macro Fund LP by Reed Properties Inc. granting voting control of such shares to Platinum Partners Global Macro Fund LP.

(5) Includes 1,719,504 shares of its affiliate, Platinum Partners Global Macro Fund LP. Also includes 485,492 shares pledged to Platinum Partners Global Macro Fund LP by Reed Properties Inc. granting voting control of such shares to Platinum Partners Global Macro Fund LP.

(6) Includes 485,492 shares pledged to Belgravia Investment Partners, LP by Reed Properties Inc. granting voting control of such shares to Belgravia Investment Partners, LP, in which Mr. Gross is managing partner and has sole voting and dispositive power.

 Security Ownership of Management

The number of shares of Common Stock of the Company owned by the Directors and Executive Officers of the Company as of December 9, 2003 is as follows:

Name and                                                               Amount and
Title of                         Name of                               Nature of                     Percentage
Class                            Beneficial Owner                      Beneficial Ownership(1)       of Class(2)
----------------------------------------------------------------------------------------------------------------
Common Stock, par                Irwin L. Gross(3)                     14,031,267 shares               32.9%
value $.001 per share            1811 Chestnut Street, Suite 120
                                 Philadelphia, PA 19103

Common Stock, par                Stephen J. Ollier(4)                     817,838 shares                1.9%
value $.001 per share            Pacific House, Stanier Way
                                 Wyvern Business Park
                                 Derby, DE21 6BF England

Common Stock, par                Nicholas Rogerson                             --                       *
value $.001 per share            Pacific House, Stanier Way
                                 Wyvern Business Park
                                 Derby, DE21 6BF England

Common Stock, par                Howard Silverstone                            --                       *
value $.001 per share            1811 Chestnut Street, Suite 120
                                 Philadelphia, PA 19103

Common Stock, par                S. Lance Silver(5)                       176,476 shares                *
value $.001 per share            1811 Chestnut Street Suite 120
                                 Philadelphia, PA 19103

Common Stock, par                David N. Shevrin(6)                      715,235 shares                1.7%
value $.001 per share            1811 Chestnut Street Suite 120
                                 Philadelphia, PA 19103

Common Stock, par                All Directors and Officers            15,746,703 shares               36.9%
value $.001 per share            as a Group (3)(4)(5)(6)

----------
* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Equity shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 42,665,924 equity shares issued and outstanding as of December 9, 2003.

(3) Includes (a) 4,354,337 shares held by Belgravia Investment Partners, LP, in which Mr. Gross is the managing partner and has sole voting and dispositive power, (b) 776,787 shares held by Gross Investments Company, LP, in which Mr. Gross is the managing partner and has sole voting and dispositive power, (c) 5,863,301 shares held by Global Technologies, Ltd., in which Mr. Gross is CEO and has sole voting and dispositive power, (d) 485,492 shares pledged to Belgravia Investment Partners, LP by Reed Properties Inc. granting voting control of such shares to Belgravia Investment Partners, LP, in which Mr. Gross is the managing partner and has sole voting power and (e) 2,051,350 shares subject of warrants and options that are immediately exercisable to Ocean Castle Partners, LLC, in which Mr. Gross is the principal and has sole voting and dispositive power. ( 4) Includes 811,951 shares subject of warrants and options that are immediately exercisable.

(5) Includes 170,589 shares subject of warrants and options that are immediately exercisable.

(6) Includes 519,006 shares subject of warrants and options that are immediately exercisable.


CHANGE IN CONTROL

          The Company entered into the Agreement dated November 12, 2003 with TNX and Acquisition Subsidiary. Acquisition Subsidiary was a wholly owned subsidiary of the Company prior to the transaction. The transactions contemplated by the Agreement were completed on November 13, 2003.

         Upon the closing of the Merger, TNX's former shareholders exchanged 25,136,709 issued and outstanding shares of the TNX Common Stock for 28,681,253 newly issued Merger Shares. As a result of the Merger, the former shareholders acquired direct and beneficial ownership and control of the Merger Shares. These newly issued Merger Shares now comprise 67% of the Company's outstanding common stock.

         At the closing of the transaction, all of the Company's Board of Directors and executive officers resigned and the outgoing Board of Directors appointed the new Board of Directors of and executive officers of TNX to the vacated positions. The new directors of the Company will be Stephen J. Ollier, Nicholas Rogerson, S. Lance Silver, Howard Silverstone and Irwin L. Gross. These new directors will take office ten days after the date of this Information Statement. The new executive officers of the Registrant are as follows: CEO and President Irwin L. Gross, Secretary and CFO David N. Shevrin, Chairman of the Board Irwin L. Gross.

DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS


Executive Officers and Directors

The table below shows certain information about each of our officers and directors.

         Name                                Age             Position
         ----                                ---             --------
         Irwin Gross                         60             Director, Chairman,
                                                            President and CEO

         Stephen J. Ollier                   53             Director

         Nicholas Rogerson                   60             Director

         Howard Silverstone                  43             Director

         S. Lance Silver 35 Director

         David Shevrin                       41             Secretary & CFO

Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board.

Irwin L. Gross, 60, became a Director in December 2003 when he was nominated to the Board and also assumed the positions of Chairman, President and Chief Executive Officer in November 2003. Mr. Gross has been a director of TNCI UK, Ltd. ("TNCI UK"), a wholly owned subsidiary of TNX, since 1999. In 1998 Mr. Gross founded and is currently the principal of the financial services firm, Ocean Castle Partners, LLC. Since 1998 Mr. Gross has been Chairman and CEO of Global Technologies, Ltd., a technology incubator. From 1984 to 1998, Mr. Gross was Chairman and CEO of ICC Technologies ("ICC"), a desiccant-based air conditioning company. In 1998 ICC completed a reverse merger with Rare Medium, Inc., and Internet and e-commerce business solutions company. Mr. Gross earned a Bachelor of Arts degree in accounting from Temple University and a J.D. degree in law fromVillanova University School of Law.

Stephen J. Ollier, 53, became a Director in December 2003 when he was nominated to the Board. Mr. Ollier has been the Managing Director of TNCI UK since 1999 and has been responsible for the operations of TNCI UK and the development and marketing of TNX's Digital-Rail system. In 1994, Mr. Ollier was the Division Head at ALSTOM Railway Maintenance Services Ltd., a division of ALSTOM, which provided railway maintenance in the Europe and Asia. Mr. Ollier has over 33 years experience in the UK railways industry, including 20 years with the publicly-owned British Railways, where he held several management posts. Mr. Ollier obtained a degree in mechanical engineering from Salford University in the UK and is a Member of the Institution of Mechanical Engineers.

Nicolas Rogerson, 60, became a Director in December 2003 when he was nominated to the Board. Mr. Rogerson was founding partner of and has been a Director since 2000 of, Concept 2 Profit Ltd, a business developer. In 1969 Mr. Rogerson co-founded Dewe Rogerson Group, one of the U.K.'s first integrated financial communications company, providing a range of marketing communications services primarily to listed, soon-to be listed companies and financial institutions. In 1998, Mr. Rogerson negotiated and completed the sale of Dewe Rogerson Group to Incepta plc. Mr. Rogerson attended Winchester College and Magdalene College in the UK.

Howard Silverstone, 43, became a Director in December 2003 when he was nominated to the Board. Mr. Silverstone has extensive experience with forensic and investigative accounting and is a licensed certified public accountant in Pennsylvania and a chartered accountant in the UK. Over the past ten years, Mr. Silverstone has worked as a Partner in the Philadelphia office of Kroll Inc. Mr. Silverstone is co-author of "Forensic Accounting and Fraud Investigation for Non-Experts," has had several papers published in accounting and law trade journals and has testified on numerous occasions on issues involving lost profits, fraud and construction claims in federal and state courts, mediations and arbitrations. Mr. Silverstone has a Bachelor of Arts degree in accounting from London Guildhall University in London, England.

S. Lance Silver, 35, became a Director in December 2003 when he was nominated to the Board. Mr. Silver is a partner in Wilk, Brand & Silver in Philadelphia, Pennsylvania and owns and operates a title insurance agency, Silk Abstract
Company. Since 1997, Mr. Silver managed the Silk Real Estate Group which is responsible for twenty properties in the Philadelphia area. From 1999 to 2002, Mr. Silver was general counsel of Global Technologies, Ltd, a publicly traded company. From 1994 to 1999, Mr. Silver was an attorney at Wolf, Block, Schorr and Solis-Cohen LLP. Mr. Silver practiced in the areas of mergers and acquisitions, securities and general corporate law. Mr. Silver received his Bachelor of Science in finance from Pennsylvania State University and his J.D. degree from Temple University.

Compliance with Section 16(a) of the Exchange Act.

Based solely on a review of Forms 3 and 4, and amendments thereto furnished to the Company under Rule 16a-3(e) promulgated under the Securities Exchange Act of 1934 during the most recent fiscal year, and Form 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, Irwin Gross, Stephen J. Ollier, Nicholas Rogerson, Howard Silverstone and S. Lance Silver were not timely with the filing of each of the Form 3s as required under
Section 16(a) of the Securities Exchange Act of 1934.

Director Compensation

The Company does not pay directors any compensation for serving as a director.

Certain Legal Proceedings

Mr. Gross became Chairman and CEO of The Network Connection, Inc. ("Network Connection") in 1999. Network Connection filed for Chapter 11 bankruptcy protection on March 24, 2001 and subsequently filed for Chapter 7 bankruptcy protection on January 17, 2002, whereupon Mr. Gross resigned as CEO and Chairman.

To the knowledge of the Company, there are no material proceedings to which any director, executive officer or affiliate of the Company, owner of record or beneficially of more than 5% of any class of voting securities of the Company or any associate of any such director, executive officer or affiliate of the

Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Board Committees

The Company does not have standing audit, nominating and compensation committees of the Board of Directors, on committee performing similar functions.

Board Meetings

There have been no meeting of our Board of Directors over the past fiscal year.


EXECUTIVE COMPENSATION

         The following table shows compensation earned during the fiscal years ended December 31, 2002, 2001 and 2000 by our executive officers.

                                             Summary Compensation Table
                                                                                           Long Term Compensation
                                               Annual Compensation                     Awards                  Payouts

                                                                              Restricted   Securities               All Other
                                                              Other Annual    Stock        Underlying   LTIP         Compen-
Name & Principal Position   Year      Salary($)  Bonus ($)  Compensation ($)  Awards ($)    Options/    Payouts      sation
                                                                                            SARs (#)       ($)         ($)
Irwin L. Gross, CEO,        2002            -0-     -0-           -0-            -0-          -0-          -0-         -0-
Chairman and President

                            2001            -0-     -0-           -0-            -0-          -0-          -0-         -0-

                            2000            -0-     -0-           -0-            -0-          -0-          -0-         -0-

David Shevrin, CFO and
Secretary                   2002            -0-     -0-           -0-            -0-          -0-          -0-         -0-

                            2001            -0-     -0-           -0-            -0-          -0-          -0-         -0-

                            2000            -0-     -0-           -0-            -0-          -0-          -0-         -0-

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company issued a promissory note (the "Gross Note") on December 3, 2003 to Gross Investments Company, LP ("Gross Investments") for $85,000. The managing partner of Gross Investment is our Chairman, CEO and President, Mr. Gross. The Gross Note accrues interest at a rate of ten percent per annum, is due January 5, 2004 and includes a one-time transaction fee of $1,500 owed to Gross Investments. The Company issued a second promissory note (the "PP Note") on December [16], 2003 to Platinum Partners Global Macro Fund, LP ("Platinum") for $100,000. Platinum is the beneficial owner of 3,370,177 shares of Company Common Stock which comprises 7.9% of the outstanding Company Common Stock. The PP Note accrues interest at a rate of ten percent per annum, is due January 16, 2003 and includes a one-time transaction fee of $1,500 owed to Platinum.

TNCI UK borrowed $500,000 from Belgravia Investment Partners, LP ("Belgravia") between April and September 2003 with an interest rate of ten percent per annum. Belgravia converted the principal and the interest of the loan into 2,081,529 shares of the Company on November 13, 2003. The Company also contracted with Belgravia to provide management services. As of December 12, 2003 the Company has paid Belgravia a total of $20,000. The managing partner of Belgravia is our Chairman, CEO and President, Mr. Gross.

Ocean Castle Partners, LLC ("Ocean Castle") received warrants to purchase 398,103 shares of Company Common Stock at an exercise price of $.129 and warrants to purchase 327,047 shares of the Company Common Stock at an exercise price of $.25 for introducing investors to the Company. TNCI UK also entered into a management and consulting agreement (the "Management Agreement") with Ocean Castle in February 2002. The Management Agreement provides for the payment of $33,000 per month to Ocean Castle for twenty four months and the delivery of warrants to purchase the common stock of TNCI UK. TNCI UK has issued and delivered the warrants but only paid nine of the twenty four monthly installments. As a result, $495,000 is still due to Ocean Castle under the Management Agreement. The principal of Ocean Castle is our Chairman, CEO and President, Mr. Gross.

Except for the transactions with Gross Investments, Platinum, Ocean Castle and Belgravia, there have been no transactions between the Company and any officers, directors or five percent security holders. To the knowledge of the Company, except for the transactions with Gross Investments, Platinum, Ocean Castle and Belgravia, there are no business relationships between directors or nominees for director and the Company, nor have any such relationships existed during the Company's last fiscal year. To the knowledge of the Company, no directors or nominees for director have been in debt to the Company for amounts in excess of $60,000 at any time since the beginning of the Company's last fiscal year.